ALLIED GOLD LIMITED

CORPORATE PRESENTATION

Emerging Producer Presentation

Denver - September 2009

Presented by Mark Caruso – Executive Chairman





Cautionary Statement

Forward-Looking Statements

- *This press release contains forward-looking statements concerning the projects owned by Allied.*
- *Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralization that will be found if and when a deposit is developed and mined.*
- *Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.*
- *Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.*

Not an offer of securities or solicitation of a proxy

- *This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities.*
- *Any offer will be made only through an information circular or proxy statement or similar document.*
- *Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information.*
- *Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).*

Competent Person's Statement

The information in this presentation that relates to project financial modelling, mining, exploration and metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr. C.R. Hastings, MSc, BSc, who is Member of the Australian Institute of Mining and Metallurgy, and a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". This presentation report is a summary and based on Code-compliant Public reports to the ASX, including Company Announcements and Quarterly reports, and Company Annual reports. Mr Hastings consents to the release of the information in this ASX release in the form and context in which it appears.

The information in this presentation that relates to Ore Reserves has been compiled by Mr J Battista of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Battista has had sufficient experience in Ore Reserve estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Battista consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

The information in this presentation that relates to Mineral Resource Estimates for Sorowar, Pigiput Bekouw and Pigiput has been compiled by Mr S Godfrey of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Godfrey has had sufficient experience in Mineral Resource estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Godfrey consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Directors and Key Management

Directors:

Mark Caruso	– Executive Chairman
Monty House	– Non Executive Director
Tony Lowrie	– Non Executive Director
Greg Steemson	– Non Executive Director
Frank Terranova	– Executive Director

Key Management:

Peter Torre	– Company Secretary
Ross Hastings	– GM Resource Development
Peter Du Plessis	– GM Simberi Gold Project
Phil Davies	– Chief Geologist

Shareholders (as at 31 July 2009)

Ordinary shares on issue:	472,643,276
Options (unlisted) on issue:	48,832,688
Market capitalisation:	A$200,873,392
Top 20 Shareholders (beneficial):	65.5%

Substantial shareholders:

- M & G Investment Management	19.85%
- Baker Steel Capital Managers	8.32%
- Capital Research Global Investors	5.51%
- Fidelity	4.40%
- Other global institutional investors (<10)	15.50%
- Barrick Gold Corporation	4.07%
- Mineral Commodities Limited	2.45%
- Mark Victor Caruso and associates	1.73%

Geographic breakdown:



% Ownership
70%
60%
50%
40%
30%
20%
10%
0%
6%
69%
18%
7%
Australia
UK
USA/Canda
Other

Corporate

- Cash at bank 30 June 2009 of AUD20M
- Uncomplicated capital structure
- No bank debt
- Strong and supportive shareholder base

Hedging Profile at 30 June 2009

FY2010	34,429	@ US$700
FY 2011	20,154	@U$700
Total	54,583oz	

SECTOR METRICS 31/07/09	
EV/RESOURCES	A$38
EV/RESERVE	A$147

The Allied Gold Approach

- Identify under developed assets with embedded long term value
  - Risk management focus
  - Project delivery focus
- Self sustaining approach
  - Ownership of core infrastructure including drill rigs and ocean vessel
  - Mix of owner operated and contractor operated equipment
  - Dedicated aircraft charter
- Experience in landowner and stakeholder relationships
- Outcomes focused culture
- Encourage innovation






Simberi Total Resources March 2009 - Above 0.5g/t Au Cut-off Grade

Simberi Material all Deposits	Measured			Indicated			Inferred			All Categories		
	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz
Oxide	13.83	1.24	553	13.63	1.06	465	7.62	1.07	262	35.07	1.14	1,280
Transitional	0.60	1.18	23	1.71	1.15	63	2.05	0.89	59	4.36	1.03	145
Sulphide	1.30	0.93	39	16.92	1.36	742	69.54	1.12	2,504	87.76	1.16	3,285
Total Resource	**15.73**	**1.22**	**615**	**32.26**	**1.22**	**1,270**	**79.21**	**1.11**	**2,825**	**127.19**	**1.15**	**4,710**



Simberi Gold Resources Profile
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Kozs Au
ALD Acquisition
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

Simberi mineralisation types:

- **Oxide material** - extremely weathered (cyanide leach recoveries > 86%), 0.5 g/t Au cutoff
- **Transitional material** - distinctly weathered (cyanide leach recoveries 50-86%), 0.5 g/t Au cutoff
- **Sulphide material** - Slightly weathered to fresh (cyanide leach recoveries generally,<10% to 50%), 0.5 or 1.0 g/t Au cutoff, variable top cuts.

Other information:

- **Exploration cost per oz for recent resource upgrades was US$2.00/oz**
- Doubling of resource ounces since acquisition by ALD
- Track record in delivering ounces

SIMBERI OXIDE DEPOSITS



Total Reserves & In-Pit Resources 1244koz
Sorowar 652koz (16.86Mt @ 1.20 g/t Au)
Pigibo 64koz (1.91Mt @ 1.05 g/t Au)
Botlu South 41koz (0.92Mt @ 1.40 g/t Au)
Pigiput 420koz (8.24Mt @1.59 g/t Au)
Samat North 20koz (0.24Mt @ 2.61 g/t Au)
Samat East 14koz (0.32Mt @ 1.43 g/t Au)
Samat South 31koz (0.23Mt @ 4.28 g/t Au)
N
(includes 199koz Probable Sulphide Reserve at Pigiput [1.85kt at 3.33g/t Au])

Oxide Expansion

- GRES appointed as design and construction engineers
- Plant optimization and expansion from nominal 2.0M tpa to 3.0M tpa report completed.
- Initial CAPEX estimates range between A$25M – A$35M (subject to final review)
- Initial estimates of 30 – 40 weeks of project work required for completion.
- Increase in an additional 15k – 20k of annual gold production.
- Operating cost structure improvements result due to scale.

SIMBERI SULPHIDES RESOURCES



Sorowar 1083koz
(38.10Mt @ 0.88 g/t Au)
Pigibo 68Koz
(1.40Mt @ 1.50g/t AU)
Botlu 87koz
(1.5Mt @ 1.80g/t Au)
Pigiput 1902koz
(43.7Mt @ 1.35g/t Au)
Pigicow 81koz
(2.0Mt @ 1.26g/t Au)
Samat North 10koz
(0.06Mt @ 5.40g/t Au)
Bekou 42koz
(0.94Mt @ 1.40 g/t Au)
Samat South 11koz
(0.06Mt @ 5.60g/t Au)
500
metres
N

Simberi Sulphide Study focused on Pigiput Indicated and Inferred Resource of 1,902,000 ozs (May 2009)

Sulphide Resources	All Categories Measured, Indicated & Inferred (0.5g/t Au Cut-off)		
Deposit	Mt	g/t Au	Koz
Sorowar	38.10	0.88	1084
Pigicow	2.00	1.26	81
Bekou	0.94	1.40	42
Samat South	0.06	5.60	11
Samat North	0.06	5.40	10
Samat East			
Pigiput	43.70	1.35	1902
Pigibo	1.40	1.50	68
Botlu	1.50	1.80	87
Total Resources	**87.76**	**1.16**	**3285**

Pigiput Inferred & Indicated Resources at various cut-off grades

Cut-off g/t	Mt	g/t Au	Cont Au Koz
1.0	22.62	2.11	1,535
2.0	7.06	3.63	824

- Sulphide resources already outlined below known oxide deposits:
  - Sorowar
  - Pigicow & Botlu
  - Pigibo
  - North & South Samat
- Hidden targets presented by interpretation of geophysical survey data



SDH011 83.3 – 167.0m 83.7m @ 2.35g/t

PIGIPUT SULPHIDES

- Exploration demonstrating excellent potential to underpin sulphide development
- Down dip potential for additional gold resources
- Substantial resource increase in both oxides and sulphide (see table below)
- Ongoing infill drilling continues to confirm gold tenor & width



SDH039
SDH033
SDH035
SDH036
Pigiput Pit Design
OXIDE
SULPHIDE
PIGIPUT DEPOSIT
44480mE
SCHEMATIC SECTION
AUGUST 2009
Resource Category
Measured
Indicated
Inferred

Pigiput Resources May 2009

Material	November 2006			May 2009			Change		
	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz
Oxide	2.97	0.93	89	8.3	0.95	253	5.33	0.96	164
Transitional				1.7	0.90	49	1.7	0.90	49
Sulphide	4.7	3.20	484	43.7	1.36	1,905	39	1.13	1,421
Total	13.5	1.73	750	53.7	1.28	2,207	40.2	1.13	1,457

This table shows rounded estimates. This rounding may cause some apparent computational discrepancies

Barrick Farm In


N
POLE - DIPOLE SURVEYS
MODELLED CHARGEABILITY 100M BELOW SURFACE







BARRICK FARM IN – Banessa


BND2
(completed)
BND7
(completed)
BND4
(completed)
BND6
(completed)
BND5
(completed)
BND3
(completed)
Biotite Diorite
Equigranular Diorite
Hornblende Diorite
Agglomerate
Polymict Breccia
Pyroxene Porphyry
Undifferentiated Diorite

Cu / Au alkaline porphyry style mineralisation found, with better intercepts:

- BND2 : 22 m @ 0.32 % Cu and 1.58 g/t Au from 54 m
- BND5 : 69 m @ 1.13 % Cu and 0.83 g/t Au from 50 m
- BND6 : 77 m @ 0.95 % Cu and 0.46 g/t Au from 62 m
- BND7 : 18 m @ 0.36 % Cu and 1.38 g/t Au from 398 m

Production Profile



Production - Ounces
300,000
250,000
200,000
150,000
100,000
50,000
0
2008
2009
2010
2011
2012
2013
2014
Tabar
Sulphide
Oxide
Total Production

Resource Profile



Resource ounces (thousands)
6,000
5,000
4,000
3,000
2,000
1,000
0
ALD Acquisition
1981
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

MILESTONES

2003	2006	Feb 2008	Aug 2008	Jan 2009	Mar 2009	May 2009	June 2009	Mar 2010	2010 onwards
Allied acquires Nord, undertakes bankable feasibility	Allied Board approves Oxide Project	First gold poured	Barrick begins JV activity on EL609	Sulphide feasibility study announced	Project financing repaid	1.2Moz reserves, 4.7Moz resources (incl reserve)	100,000* oxide oz of production	Sulphide PFS completed	Accelerate growth initiatives

Allied Gold Portfolio

GOLD PRODUCTION	• Simberi Oxides production of ~80,000 ounces per annum • Current oxide mine life of 10 years + • Target cash costs of < US$375 per ounce
DEVELOPMENT PORTFOLIO	• Simberi oxide expansion from 2.0Mtpa plant to 3.0Mtpa. Study complete in September 2009. Production to increase to around 100,000 ounces per annum post expansion • Simberi Sulphide PFS progressing. 70,000 - 100,000 ounces of production per annum expected from Sulphide deposits
EXPLORATION PORTFOLIO	• Simberi oxide and sulphide mineralisation not yet fully defined • Tatau and Big Tabar island under explored • Barrick JV on Tatau and Big Tabar Island • Total of approximately 275 Km^2 of tenure
INDUSTRY CONSOLIDATION	• Assessing opportunities to acquire projects with embedded long term value • Well placed to participate in global industry consolidation
TARGETED PRODUCTION	• Target production by 2013 of approximately 250,000 ounces per annum through organic growth